SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                          _____________

                            FORM 11-K
                          _____________

                          ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


(x)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED].

     For the fiscal year ended December 31, 1993

                                OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


     For the transition period from ________ to _________.

     Commission File Number: 33-27286

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Temple-Inland
                       Employee Thrift Plan

      (Formerly the Temple-Inland FPC Employee Thrift Plan)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Temple-Inland Inc.
                      303 South Temple Drive
                          P. O. Drawer N
                       Diboll, Texas 75941

                                                       Page No.

(a)  Financial Statements:

     Report of Independent Auditors                    F-1

     Statements of Net Assets Available for
     Benefits, with Fund Information--
     December 31, 1993 and 1992                        F-2, F-3

     Statements of Changes in Net Assets
     Available for Benefits, with Fund Information--
     Years Ended December 31, 1993, 1992 and 1991      F-4 - F-6

     Notes to Financial Statements                     F-7 - F-13



(b)  Exhibits:

     1.   Consent of Ernst & Young

                            SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TEMPLE-INLAND
                                        EMPLOYEE THRIFT PLAN




                                        By: /s/ Jerry L. Fischer
                                        Jerry L. Fischer
                                        Plan Administrator




DATE:  June 29, 1994

                  Report of Independent Auditors


Temple-Inland Employee Thrift Plan

We have audited the accompanying statements of net assets available for plan benefits with fund information of Temple-Inland Employee Thrift Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ Ernst & Young

May 27, 1994
Houston, Texas

                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                          TEMPLE-INLAND
                                                      EMPLOYEE THRIFT PLAN

                                                                                 Year Ended December 31, 1993
                                             Fixed      Company
                                             Income      Stock       Equity     Time-Warner     Index    U.S. Treas.     Loan
                                Total         Fund        Fund        Fund         Fund         Fund        Fund         Fund

ASSETS

Equity in Temple-Inland Inc.
 common stock fund            $38,538,708              $38,538,708
  (units: 3,447,112;
   cost: $24,420,818)

Equity in Time-Warner Inc.
 common stock fund              4,930,063                                       $4,930,063
  (units: 403,773
   cost: $1,003,997)

Equity in Vanguard Windsor      6,436,795                           $6,436,795
  Fund (units: 462,746
   cost: $6,528,832)

Equity in Vanguard Intermediate
Term U.S. Treasury Portfolio       31,650                                                                $31,650
  (units: 2,955;
   cost: $33,022)

Equity in Vanguard Index 500
Portfolio                         133,855                                                    $133,855
  (units: 3,054;
   cost: $131,872)

Participant Loans Outstanding   1,154,743                                                                             $1,154,743

Equity in Fixed Income Fund    16,698,593  $16,698,593
Contributions receivable           69,194       15,801      42,629       9,201                  1,123        440             -
                               67,993,601   16,714,394  38,581,337   6,445,996   4,930,063   134,978      32,090       1,154,743

LIABILITIES
Amounts payable                     4,810        4,810         -           -           -         -           -               -

NET ASSETS AVAILABLE
FOR BENEFITS                  $67,988,791  $16,709,584 $38,581,337  $6,445,996  $4,930,063   $134,978    $32,090      $1,154,743


See Notes to Financial Statements


                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                              TEMPLE-INLAND
                                           EMPLOYEE THRIFT PLAN

                                                           Year Ended December 31, 1992
                                                          Fixed       Company     Equity     Time-Warner
                                              Total    Income Fund   Stock Fund    Fund       Stock Fund

ASSETS

Temple-Inland Inc. common stock            $36,964,795              $36,964,795
  (shares: 717,763; cost: $18,432,780)

Time-Warner Inc. common stock                3,508,165                                       $3,508,165
  (shares: 119,938; cost: $947,941)

Group annuity contracts                     10,810,344 $10,810,344

Equity in Vanguard Windsor Fund              4,236,024                          $4,236,024
  (shares: 332,498; cost: $4,349,408)

Short-term investments                       4,999,742   4,899,493  $    98,982         31        1,236
Interest and dividends receivable              481,124     107,809      183,775    189,529           11
Contributions receivable                       193,621      50,746      126,342     16,533          -
Amounts due from other funds                    51,742         -         33,780     17,962          -
Amounts due from sale of Time-Warner Inc.
  stock                                          3,531         -            -          -          3,531

                                            61,249,088  15,868,392   37,407,674  4,460,079    3,512,943

LIABILITIES

Amounts payable to Trustee                          67          22           45        -            -
Amounts payable to other funds                  51,742      51,742          -          -            -
Withdrawals and distributions payable to
  participants                                 381,119      87,024      252,542     16,026       25,527
                                               432,928     138,788      252,587     16,026       25,527

NET ASSETS AVAILABLE FOR BENEFITS          $60,816,160 $15,729,604  $37,155,087 $4,444,053   $3,487,416


See Notes to Financial Statements.

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                           TEMPLE-INLAND
                                                       EMPLOYEE THRIFT PLAN

                                                                          Year Ended December 31, 1993
                                               Fixed     Company
                                              Income      Stock       Equity    Time-Warner    Index     U.S. Treas.     Loan
                                 Total         Fund        Fund        Fund      Stock Fund    Fund         Fund         Fund

INVESTMENT INCOME
  Cash dividends              $ 1,119,911  $       -   $   560,981  $  521,615  $   35,658   $  1,657       $   -     $      -
  Interest                      1,072,946    1,043,683       6,019         629         411          -         1,498       20,706

Equity in earnings of Temple-
  Inland Forest Products
  Corporation Master Trust--
  Note F                           94,024       94,024

Gain (loss) on sale of assets--
  Note E                           45,624               (    2,192)    13,447       34,308        111         (  50)

Increase (decrease) in unrealized
  appreciation in aggregate market
  value of investments--
  Note E                        1,519,451               (  547,868)   369,974    1,696,732      1,984        (1,371)

CONTRIBUTIONS--Note D
  Employee                      4,500,335    1,657,468   1,999,885     781,395                 40,846        20,741
  Employer                      2,664,668                2,664,668
  Forfeitures                  (   14,524)              (   14,524)

Transfers (to) from other
  funds                               -      ( 956,075) (  873,840)    620,539   (  28,354)    90,380        11,272    1,136,078

Distribution to participants   (3,829,617)(   867,303)  (2,359,747) ( 316,153)   ( 284,373)       -             -      (   2,041)

Miscellaneous                  (      187)      8,183   (    7,132)    10,497    (  11,735)       -             -            -

INCREASE IN ASSETS              7,172,631      979,980   1,426,250   2,001,943   1,442,647    134,978        32,090    1,154,743

Net assets available for benefits
  at beginning of year         60,816,160   15,729,604  37,155,087   4,444,053   3,487,416        -             -            -

NET ASSETS AVAILABLE FOR BENEFITS

  AT END OF YEAR              $67,988,791  $16,709,584 $38,581,337  $6,445,996  $4,930,063   $134,978       $32,090   $1,154,743


See Notes to Financial Statements

<page)8


             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                              TEMPLE-INLAND
                                           EMPLOYEE THRIFT PLAN

                                                           Year Ended December 31, 1992
                                                          Fixed       Company     Equity     Time-Warner
                                              Total    Income Fund   Stock Fund    Fund       Stock Fund

INVESTMENT INCOME
  Cash dividends                           $ 1,174,010 $       -    $   857,472 $  283,901   $   32,637
  Interest                                     996,105     986,095        8,630        995          385

Equity in earnings of Temple-Inland
  Forest Products Corporation
  Master Trust--Note F                        156,788      156,788

Gain (loss) on sale of
  assets--Note E                              166,246          -        115,555  (   3,287)      53,978

Increase (decrease) in unrealized
  appreciation in aggregate market
  value of investments--Note E              (     539)               (1,061,426)   320,080      740,807

CONTRIBUTIONS--Note D
  Employee                                   3,913,979   1,658,644    1,736,720    518,615          -
  Employer                                   2,425,309         -      2,425,309        -            -
  Forfeitures                               (   48,609)              (   48,609)

Transfers (to) from other funds                    -    (  391,002)    374,912      36,097    (  20,007)

Distributions to participants               (4,372,528) (1,213,868)  (2,854,204) ( 174,586)   ( 129,870)

Miscellaneous                               (      904) (      381)  (      432) (      64)   (      27)

INCREASE IN ASSETS                           4,409,857   1,196,276    1,553,927    981,751      677,903

Net assets available for benefits at
  beginning of year                         56,406,303  14,533,328   35,601,160  3,462,302    2,809,513

NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                              $60,816,160 $15,729,604  $37,155,087 $4,444,053   $3,487,416


See Notes to Financial Statements.
                                                   F-5

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                            TEMPLE-INLAND FPC
                                           EMPLOYEE THRIFT PLAN

                                                 Year Ended December 31, 1991
                                              Fixed      Company      Equity    Time-Warner
                                 Total     Income Fund  Stock Fund     Fund      Stock Fund

INVESTMENT INCOME
  Cash dividends              $ 1,031,155  $       -   $   626,464  $  370,143  $   34,548
  Interest                      1,140,736    1,127,718      10,875       1,373         770
  Gain (loss) on sale of
    assets--Note E                342,564          -       102,104   (     829)    241,289
  Increase (decrease) in
    unrealized appreciation
    in aggregate market value
    of investments--Note E     12,912,647          -    12,679,994     364,653    (132,000)

CONTRIBUTIONS--Note D
  Employee                      3,465,486    1,588,948   1,463,747     412,791         -
  Employer                      2,187,191          -     2,187,191         -           -
  Forfeitures                  (   68,231)              (   68,231)

Distributions to participants  (3,795,598) (  967,011)  (2,599,840) ( 146,427)   (  82,320)

Transfers (to) from
  other funds                         -        623,561  (  406,455) (  46,071)   ( 171,035)

Miscellaneous                  (      573) (       98)  (      439) (      50)          14

INCREASE IN ASSETS             17,215,377    2,373,118  13,995,410     955,583   ( 108,734)

Net assets available for benefits
  at beginning of year         39,190,926   12,160,210  21,605,750   2,506,719   2,918,247

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR              $56,406,303  $14,533,328 $35,601,160  $3,462,302  $2,809,513

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE THRIFT PLAN

December 31, 1993


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Equity in Temple-Inland Forest Products Corporation Master Trust:
The Temple-Inland Forest Products Corporation Master Trust (the "TIFPC Trust") comprised the assets of 11 savings plans, each of which had an interest in the assets of the Trust as determined in accordance with the Temple-Inland Forest Products Corporation Trust Agreement. The TIFPC Trust contained a portion of fixed income assets only. The plans individually represented employees of a specific geographical or operation location of the Company. Contributions were made by each of the plans to one Trustee and the assets of the plans were held in common. The Plan's equity in the Trust was based on a percentage allocation of the aggregate market value of the Trust's assets. The Plan's equity in the earnings of the Trust was based on a percentage allocation of the Trust's investment income and increases or decreases in realized and unrealized appreciation (depreciation) (see Note F). In 1993, the TIFPC Trust was terminated and a majority of the assets of the TIFPC Trust were transferred to the Temple-Inland Employee Master Trust.

Equity in the Temple-Inland Employee Master Trust: In 1993, the Temple-Inland Employee Master Trust (the "T-I Trust") was formed. The assets of the T-I Trust are composed of the assets of 5 savings plans, each of which has an interest in the assets of the T-I Trust as determined in accordance with the Temple-Inland Employee Master Trust Agreement. The plans individually represent employees of a specific geographical or operation location of the Company. Contributions are made by each of the plans to one Trustee. The assets of the T-I Trust are held in common. The Plan's equity in the Time-Warner Stock fund, the Temple-Inland stock fund and the fixed income fund is based on a percentage allocation of the Trust's investment income and increases or decreases in realized and unrealized appreciation (depreciation) (see Note G).

Investments: Equity in the TIFPC Trust, the Temple-Inland Stock Fund, the Time-Warner Stock Fund and the Vanguard mutual funds are carried at market value with the difference between cost and current market value reflected in the statement of changes in net assets as increases or decreases in unrealized appreciation or depreciation in market value of investments. The market value of equity in the TIFPC Trust represents contributions, less distributions (if any), plus proportionate equity in the interest income and realized and unrealized gains and losses on the underlying investments in the TIFPC Trust (see Note F). The market values of equity in the Temple-Inland Stock Fund and in the Time-Warner Stock Fund are based on the applicable common stock's last sales price of the year as reported by the New York Stock Exchange. The market values of investments in the Vanguard mutual funds are based on the net asset value per unit as reported by the National Association of Security Dealers for the last business day of the year. Short-term investments and investment in the Temple-Inland Fixed Income Fund are carried at cost, which approximates current value.

The T-I Trust is expected to continue the investment in group annuity contracts for the fixed income fund. The value of these contracts is not expected to materially change and the Plan does not expect to terminate these contracts.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE THRIFT PLAN

December 31, 1993


NOTE A--SIGNIFICANT ACCOUNTING POLICIES--Continued


Investment Income: Dividends are recorded as income on the dividend record date. Realized gains or losses on investment securities sold are determined on the basis of average cost.


NOTE B--DESCRIPTION OF THE PLAN

The Board of Directors of Temple-Inland Forest Products Corporation (the "Company"), a wholly-owned subsidiary of Temple-Inland Inc., approved the formation of the Temple-Inland Employee Thrift Plan (the "Plan") effective July 1, 1993. The Plan is a continuation of the Temple-Inland FPC Employee Thrift Plan. The summary plan description that is available from the Plan administrator contains information on Plan eligibility and other detailed information about the Plan.

Participants can elect to make before-tax contributions (referred to as "regular payroll contributions") through periodic payroll deductions at the rate of 1 percent to 16 percent of the participant's compensation. Before-tax contributions for 1993 are limited to $8,994 per year per participant. This dollar limit is adjusted annually for inflation.

Substantially all Plan administrative expenses not borne directly by the Employer are subsequently reimbursed to the Plan.

The number of participants in each fund at December 31, 1993 was as follows: fixed income fund--1,671; Company stock fund--2,509;
equity fund--779; Time-Warner fund--184; index fund--100; U.S.
Treasury fund--64; loan fund--319.

Participants may designate that their contributions be made in multiples of 10 percent to any of five funds: a fixed income fund, a Company stock fund (comprised of Temple-Inland Inc. common stock), an equity fund, a U.S. Treasury fund, or an Index Fund. Contributions by the employers are invested only in the Company stock fund and are not subject to an election by the participant. The Time-Warner Inc. common stock fund is restricted from further contributions and transfers into the fund.

The Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall become nonforfeitable with respect to participant's contributions as adjusted for earnings or losses. Any Company matching contributions as adjusted for earnings or losses will be returned to the Company.

NOTE C--INCOME TAX STATUS

The Temple-Inland FPC Employee Thrift Plan has a determination letter dated May 6, 1991.

The Plan was amended effective July 1, 1993. The primary amendment was an increase in the number of investment options offered. Reference is made to the summary plan description for detailed explanations.

The Company's intention is for the Plan to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code and thus would not be subject to tax under present income tax laws. Participants are not subject to federal income tax until amounts other than loans are distributed to them.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE THRIFT PLAN

December 31, 1993


NOTE C--INCOME TAX STATUS--Continued

The Company intends to file appropriate documents with the Internal Revenue Service to obtain assurance that the Plan qualifies under Section 401(a) of the Internal
Revenue Code.


NOTE D--CONTRIBUTIONS

Contributions, net of forfeitures to the Plan are shown below:

                                              Total      Employee     Employer

Year Ended December 31, 1993
Temple-Inland Forest Products
  Corporation                              $5,832,723   $3,649,187   $2,183,536
Temple-Inland Mortgage Corporation            621,330      421,312      200,018
Temple Associates, Inc.                       535,688      334,251      201,437
Big Tin Barn, Inc.                            160,738       95,585       65,153
                                           $7,150,479   $4,500,335   $2,650,144

Year Ended December 31, 1992
Temple-Inland Forest Products
  Corporation                              $5,208,869   $3,208,080   $2,000,789
Temple-Inland Mortgage Corporation            540,708      362,985      177,723
Temple Associates, Inc.                       541,102      342,914      198,188
                                           $6,290,679   $3,913,979   $2,376,700

Year Ended December 31, 1991
Temple-Inland Forest Products
  Corporation                              $4,725,952   $2,905,695   $1,820,257
Lumbermen's Investment Corporation
  of Texas                                    419,232      277,365      141,867
Temple Associates, Inc.                       439,262      282,426      156,836
                                           $5,584,446   $3,465,486   $2,118,960

NOTE E--INVESTMENTS

The gain or loss on sale of assets is summarized as follows:

                                            Aggregate    Aggregate    Net Gain
                                            Proceeds       Cost        (Loss)

Year Ended December 31, 1993
Company Stock Fund                         $2,804,421   $2,806,613   $( 2,192)
Equity Fund                                   388,393      374,946     13,447
Time-Warner Stock Fund                        268,874      234,566     34,308
Index Fund                                     18,234       18,284    (    50)
U.S. Treasury Fund                              3,296        3,185        111
                                           $3,483,218   $3,437,594   $ 45,624

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE THRIFT PLAN

December 31, 1993



NOTE E--INVESTMENTS--Continued

                                            Aggregate    Aggregate    Net Gain
                                            Proceeds       Cost        (Loss)

Year Ended December 31, 1992
Company Stock Fund                         $  250,016   $  134,461   $115,555
Equity Fund                                    99,500      102,787    ( 3,287)
Time-Warner Stock Fund                         76,495       22,517     53,978
                                           $  426,011   $  259,765   $166,246

Year Ended December 31, 1991
Company Stock Fund                         $  199,980   $   97,876   $102,104
Equity Fund                                    11,000       11,829    (   829)
Time-Warner Stock Fund                        303,634       62,345    241,289
                                           $  514,614   $  172,050   $342,564

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE THRIFT PLAN

December 31, 1993


NOTE E--INVESTMENTS--Continued


The unrealized appreciation or depreciation in the aggregate market value of investments, including equity in the earnings of the Trust, is summarized as follows:

                                             Company               Time-Warner
                                              Stock      Equity       Stock         U.S. Treas.   Index
                                 Total         Fund       Fund         Fund          Bond Fund     Fund

Unrealized appreciation
  (depreciation) at
  December 31, 1989           $12,482,528  $ 9,158,731 $(123,637)  $3,447,434         $   -      $  -
Increase (decrease)            (4,415,780) (2,245,284)  (674,479)  (1,496,017)            -         -

Unrealized appreciation
  (depreciation) at
  December 31, 1990             8,066,748    6,913,447  (798,116)   1,951,417             -         -
Increase (decrease)            12,912,647   12,679,994   364,653   (  132,000)            -         -

Unrealized appreciation
  (depreciation) at
  December 31, 1991            20,979,395   19,593,441  (433,463)   1,819,417             -         -
Increase (decrease)            (      539) (1,061,426)   320,080      740,807             -         -

Unrealized appreciation
  (depreciation) at
  December 31, 1992            20,978,856   18,532,015  (113,383)   2,560,224             -         -
Increase (decrease)             1,519,451   (  547,868)  369,974    1,696,732          (1,371)    1,984


Unrealized appreciation
  (depreciation) at
  December 31, 1993           $22,498,307  $17,984,147 $  256,591  $4,256,956         $(1,371)   $1,984

                                                          F-11

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE THRIFT PLAN

December 31, 1993


NOTE F--EQUITY IN TEMPLE-INLAND FOREST PRODUCTS CORPORATION
MASTER TRUST

The Plan's equity in the TIFPC Trust is based on a percentage allocation of the aggregate market value of the Trust's assets.
Net assets of the TIFPC Trust (reported at market value) are comprised of the following:


                                   December 31,  December 31,
                                       1993          1992

 Adjustable rate mortgage-backed
    securities                     $        -    $ 17,453,212
 Interest Receivable                        -          46,830


                                   $        -    $ 17,500,042


Results of the TIFPC Trust's operations for the Plan years ended
December 31, 1993 and December 31, 1992 were as follows:

                                   December 31,  December 31,
                                       1993          1992

 Investment income                 $   266,478   $   638,526
 Net realized and unrealized
   appreciation (depreciation)
   on investments                       48,460    (  129,355)
 Net earnings from Trust
   operations                      $   314,938   $   509,171


The Plan's proportionate interest in the TIFPC Trust's assets was
27.97 percent in 1992.


NOTE G--EQUITY IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

Net assets of the T-I Trust (reported at market value) are comprised of the following as of December 31, 1993:


 Receivables                                     $  1,117,613
 Registered Investment Companies                   35,254,650
 Common/Collective Trusts                           5,001,318
 Unallocated Insurance Contracts                   55,013,841
 Stock Funds and Other Blended Funds              117,355,101
 Loans Other Than Mortgages                         4,019,718
                                                 $217,762,241

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE THRIFT PLAN

December 31, 1993


NOTE G--EQUITY IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST--
Continued

Results of the T-I Trust's operations for the Plan year ended
December 31, 1993 were as follows:


 Income                                $   5,787,592
 Gain on Asset Sale                          169,122
 Increase in unrealized appreciation      12,396,280
 Contributions                            18,361,232
 Distributions to participants            (7,426,163)
                                          29,288,063
 Asset transfers in                      188,474,178
                                       $ 217,762,241


The Plan's proportionate interest in the T-I Trust's operations assets and the earnings for 1993 were 31.19% and 29.93%, respectively.


NOTE H--SUBSEQUENT EVENTS

Buna Lumber Operations nonsalaried employees became eligible to participate in the Savings Plan for Union Employees on January 1, 1994 as part of a collective bargaining agreement between the Company and the Buna Lumber Operations' employees represented by United Paperworkers International Union, Local 801. Prior to the effective date, covered employees were eligible to participate in the Temple-Inland Employee Thrift Plan (the "Thrift Plan").

In the first quarter of 1994, existing participant accounts of the Buna Lumber Operations nonsalaried employees were transferred from the Thrift Plan to the Savings Plan for Union Employees.

                 Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-27286) pertaining to the Temple-Inland Employee Thrift Plan of our report dated May 27, 1994, with respect to the financial statements of the Temple-Inland Employee Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.

                                       /s/ERNST & YOUNG

June 27, 1994
Houston, Texas